FORM 6-K
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40394
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Similarweb Ltd.
(Translation of registrant’s name into English)
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33 Yitzhak Rabin Rd.
Givatayim 5348303, Israel
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

EXPLANATORY NOTE

Similarweb Ltd. (the “Company”) today announced the results of its annual general shareholders meeting (the “Meeting”), which was held at 4:00 p.m. (Israel time) on September 5, 2024, at the Company’s offices at 33 Yitzhak Rabin Rd., Givatayim, 5348303, Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the respective requisite majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association, all proposals that were described in the Company’s proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on August 1, 2024.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-3 (Registration No. 333-279295) and Form S-8 (Registration Nos. 333-256324, 333-264307, 333-270793 and 333-277449).

Election of New Board Members.

At the Meeting, the Company’s shareholders voted upon and approved, the election of Ms. Lisa Campbell and Mr. Barak Eilam as Class III directors.

The press release announcing these elections is appended as Exhibit 99.1 to this Form 6-K.

The information in Exhibit 99.1 attached hereto is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibit Number	Description

99.1	Similarweb Welcomes Lisa Campbell and Barak Eilam to its Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Similarweb Ltd.

Date: September 5, 2024	By:	/s/ Jason Schwartz
Jason Schwartz Chief Financial Officer